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SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:    Date examination completed:

              811-07393                           Oct. 22, 1998

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO
Other  (specify):
3. Exact name of investment company as specified in registration statement:

     Growth and Income Trust

4. Name under which business is conducted, if different from above:


5. Address of principal place of business (number,street,city,state,zip code):

     IDS Tower 10, Minneapolis, MN 55440

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D. C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash. Duputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                          Independent Auditors' Report

To the Board of Trustees of
Growth and Income Trust
and
Securities and Exchange Commission:

We have examined management's assertion, included in its representation letter, that Equity Portfolio, Equity Income Portfolio, Total Return Portfolio, and Balanced Portfolio of Growth and Income Trust (the Portfolios) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 1998 and during the period March 31, 1998 (the date of our last examination) through July 31, 1998. Management is responsible for the Portfolios' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 1998 and the period from March 31, 1998 through July 31, 1998, with respect to securities transactions, without prior notice to management:

     Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian;

     Confirmation of all securities, if any, held by institutions in book entry form (Norwest Bank Minnesota, N.A., Morgan Stanley Trust Company, State Street Bank and Trust Company, and The Depository Trust Company);

     Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

     Reconciliation of all such securities to the books and records of the Portfolios and the Custodian; and

     Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with the specified requirements.

In our opinion, management's assertion that Growth and Income Trust was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 1998 and for the period from March 31, 1998 through July 31, 1998 is fairly stated in all material respects.

This report is intended solely for the information and use of management of Growth and Income Trust and the Securities and Exchange Commission and should not be used for any other purpose.

                                                          KPMG Peat Marwick LLP

Minneapolis, MN
October 22, 1998